UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

 (Title of Class of Securities)

448579102

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448579102	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Madrone GHC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,393,337 1,2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,393,337 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,393,337
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.93
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents shares of the Issuer’s Class A common stock, par value $0.01 per share (“Class A Common Stock”) issuable upon conversion of 5,393,337 shares of the Issuer’s Class B common stock, par value $0.01 per share (“Class B Common Stock”) held of record by Madrone GHC, LLC. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Madrone GHC, LLC has agreed, pursuant to a stockholders’ agreement among the Hyatt Hotels Corporation and certain of its investors (the “2007 Stockholders’ Agreement”), to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters. For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s registration statement on Form S-1 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2009 (Registration No. 333-161068) (as so filed and amended, the “Registration Statement”), and prospectus dated November 4, 2009 filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Prospectus”).

3 The percentage is calculated based upon 44,035,369 shares of Class A Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013, and the conversion to Class A Common Stock of 5,393,337 shares of Class B Common Stock owned by Madrone GHC, LLC, without giving effect to the conversion of any other outstanding shares of Class B Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. There were 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013. The shares of Class B Common Stock owned by Madrone GHC, LLC represent 3.4% of the total voting power as of October 25, 2013.

CUSIP No.	448579102	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory B. Penner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 26,133
	6	SHARED VOTING POWER 10,188,732 1,2
	7	SOLE DISPOSITIVE POWER 26,133
	8	SHARED DISPOSITIVE POWER 10,188,732 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,214,865
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8 3
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of (i) 5,393,337 shares of the Issuer’s Class B Common Stock held of record by Madrone GHC, LLC, (ii) 3,835,647 shares of Class B Common Stock held of record by Lake GHC, LLC, (iii) 958,657 shares of Class B Common Stock held of record by Shimoda GHC, LLC and (iv) 1,091 shares of Class A Common Stock held of record by Shimoda Holdings, LLC.  Gregory B. Penner is the manager of Madrone GHC, LLC, Lake GHC, LLC, Shimoda GHC, LLC and Shimoda Holdings, LLC and has voting and investment power with respect to the shares of Class A Common Stock and Class B Common Stock held by such entities.  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC have each agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of their shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters.  For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 44,035,369 shares of Class A Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013, and the conversion to Class A Common Stock of 10,187,641 shares of Class B Common Stock owned by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC, without giving effect to the conversion of any other outstanding shares of Class B Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  There were 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013.  The shares of Class B Common Stock owned by Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC collectively represent 6.5% of the total voting power as of October 25, 2013.

CUSIP No.	448579102	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lake GHC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,835,647 1,2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,835,647 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,835,647
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0 3
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of 3,835,647 shares of the Issuer’s Class B Common Stock held of record by Lake GHC, LLC.  As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Lake GHC, LLC has agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters.  For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 44,035,369 shares of Class A Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013, and the conversion to Class A Common Stock of 3,835,647 shares of Class B Common Stock owned by Lake GHC, LLC, without giving effect to the conversion of any other outstanding shares of Class B Common Stock.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.  There were 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013.  The shares of Class B Common Stock owned by Lake GHC, LLC represent 2.4% of the total voting power as of October 25, 2013.

CUSIP No.	448579102	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shimoda GHC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY Delaware
4	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 958,657 1,2
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 958,657 1
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1 3
12	TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents shares of the Issuer’s Class A Common Stock issuable upon conversion of 958,657 shares of the Issuer’s Class B Common Stock held of record by Shimoda GHC, LLC. As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

2 Until the date that Mr. Thomas J. Pritzker is no longer the Issuer’s chairman, Shimoda GHC, LLC has agreed, pursuant to the 2007 Stockholders’ Agreement, to vote all of its shares of common stock consistent with the recommendations of a majority of the Issuer’s board of directors with respect to all matters. For more information on the 2007 Stockholders’ Agreement, please see the Issuer’s Registration Statement and Prospectus.

3 The percentage is calculated based upon 44,035,369 shares of Class A Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013, and the conversion to Class A Common Stock of 958,657 shares of Class B Common Stock owned by Shimoda GHC, LLC, without giving effect to the conversion of any other outstanding shares of Class B Common Stock. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. There were 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on October 30, 2013. The shares of Class B Common Stock owned by Shimoda GHC, LLC represent 0.6% of the total voting power as of October 25, 2013.

Item 1.

(a)	Name of Issuer:

Hyatt Hotels Corporation

(b)	Address of Issuer’s Principal Executive Offices:

71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606
Item 2.

(a)	Name of Person Filing:

1)	Madrone GHC, LLC

2)	Gregory B. Penner

3)	Lake GHC, LLC

4)	Shimoda GHC, LLC

Mr. Gregory B. Penner is the manager of Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC. Each of the foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

The Reporting Persons have entered into an Agreement of Joint Filing, dated February 12, 2010, a copy of which was filed as Exhibit A to the initial Schedule 13G filed with the Commission on February 12, 2010, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

3000 Sand Hill Road
Building 1, Suite 150
Menlo Park, CA 94025

(c)	Citizenship:

Madrone GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

Gregory B. Penner is a citizen of the United States.

Lake GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

Shimoda GHC, LLC is a limited liability company organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

(e)	CUSIP No.:

448579102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non- U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d–1(c), check this box. ☐

Item 4.	Ownership

A.	Madrone GHC, LLC1

(a)	Amount beneficially owned: 5,393,337

(b)	Percent of class: 10.9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

5,393,337

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

5,393,337

B.	Gregory B. Penner1

(a)	Amount beneficially owned: 10,214,865

(b)	Percent of class: 18.8

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

26,133

(ii)	Shared power to vote or to direct the vote

10,188,732

(iii)	Sole power to dispose or to direct the disposition of

26,133

(iv)	Shared power to dispose or to direct the disposition of

10,188,732

C.	Lake GHC, LLC1

(a)	Amount beneficially owned: 3,835,647

(b)	Percent of class: 8.0

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

3,835,647

(iii)	Sole power to dispose or to direct the disposition of

0

1 The following should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned by another Reporting Person. In addition, each of Gregory B. Penner, Madrone GHC, LLC, Lake GHC, LLC and Shimoda GHC, LLC disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock except to the extent of its pecuniary interest therein, if any, and this filing shall not be deemed to be an admission that such Reporting Person is the beneficial owner of any such securities.

(iv)	Shared power to dispose or to direct the disposition of

3,835,647

D.	Shimoda GHC, LLC 1

(a)	Amount beneficially owned: 958,657

(b)	Percent of class: 2.1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

958,657

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

958,657

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NA

Item 8.	Identification and Classification of Members of the Group.

NA

Item 9.	Notice of Dissolution of Group.

NA

Item 10.	Certifications.

NA

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2014

Gregory B. Penner

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner

Madrone GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager

Lake GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager

Shimoda GHC, LLC

By:	/s/ Gregory B. Penner
Name: Gregory B. Penner
Title: Manager